Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-270842

First Trust Hedged Strategies Fund

Supplement dated September 22, 2023 to the

Prospectus and Statement of Additional Information (“SAI”),

both dated June 27, 2023

Effective immediately, the following changes have been made to the Prospectus and SAI:

(1) The second paragraph under the section entitled “Fees and Expenses” under “FUND SUMMARY” of the Prospectus is deleted in its entirety and replaced with the following:

Investment Management Fee. The Fund pays the Investment Adviser a management fee (the “Investment Management Fee”) in consideration of the advisory services provided by the Investment Adviser to the Fund. The Fund pays the Investment Adviser an annual rate of 1.05%, payable monthly in arrears, based upon the Fund’s average daily net assets during the month. The Investment Management Fee is paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund. See “MANAGEMENT OF THE FUND — Investment Management Fee.”

(2) The “Fund Fees and Expenses” table and corresponding footnotes under “FUND FEES AND EXPENSES” of the Prospectus are deleted in their entirety and replaced with the following:

FUND FEES AND EXPENSES

SHAREHOLDER TRANSACTION EXPENSES:	Class A Shares	Class I Shares
Maximum Sales Charge (Load)(1) (as a percentage of purchase amount)	4.50%	None

ANNUAL EXPENSES:
(As a Percentage of Net Assets Attributable to Shares)(2)
Management Fee(3)	1.05%	1.05%
Distribution and Servicing Fee(4)	1.00%	0.25%
Other Expenses(5)	0.64%	0.64%
Acquired Fund Fees and Expenses(6)	4.99%	4.99%
Total Annual Expenses	7.68%	6.93%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement(7)	0.08%	0.08%
Net Annual Expenses(7)	7.60%	6.85%

(1) Investors in Class A Shares may be charged a sales charge of up to 4.50% of the purchase amount. For Class A Shares, no sales charge applies on investments of $500,000 or more, but a contingent deferred sales charge (“CDSC”) of 1.25% will be imposed to the extent a finder’s fee was paid on certain redemptions of such shares within 12 months of the date of purchase.

(2) For purposes of determining net assets in fee table calculations, derivatives are valued at market value.

(3) For its provision of advisory services to the Fund, the Investment Adviser receives an annual Management Fee, payable monthly in arrears, equal to 1.05% of the Fund’s average daily net assets during the month. The Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund.

(4) Pursuant to exemptive relief from the SEC, the Fund offers multiple classes of shares and has adopted a distribution and service plan for Class A and Class I Shares. Investors may pay a Distribution and Servicing Fee of up to 1.00% and 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class A and Class I Shares, respectively, to qualified recipients. Payment of the Distribution and Servicing Fee is governed by a Distribution and Service Plan for Class A and Class I Shares which, pursuant to the conditions of the exemptive order issued by the SEC, has been adopted by the Fund with respect to the applicable Class in compliance with Rule 12b-1 under the Investment Company Act. See “DISTRIBUTION AND SERVICE PLAN.”

(5) “Other Expenses” are based on estimated amounts for the current fiscal year and assumes assets under management of $100,000,000.

(6) In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Investment Funds. The Investment Funds generally charge, in addition to management fees calculated as a percentage of the average net asset value (“NAV”) of the Fund’s investment, performance-based fees generally from 15% to 20% of the net capital appreciation in the Fund’s investment for the year or other measurement period, subject to loss carryforward provisions, as defined in the respective Investment Funds’ agreements. The fees and expenses indicated are based on estimated amounts for the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Investment Funds, which fluctuate over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7) The Investment Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Adviser has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), in the amount necessary to ensure that Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.45% and 1.70% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) for an initial term of one year from the effective date of the Expense Limitation and Reimbursement Agreement (“Initial Term”). The Expense Limitation and Reimbursement Agreement may not be terminated during the Initial Term by the Fund or the Investment Adviser. After the Initial Term, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Adviser upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement automatically renews from year to year. Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.45% and 1.70% for the Class A Shares and Class I Shares, respectively. For a period not to exceed three years from the date on which a Waiver is made, the Investment Adviser may recoup amounts waived or assumed, provided the Fund is able to effect such recoupment and remain in compliance with the expense limit in effect at the time of the Waiver and the expense limit in effect at the time of the recoupment.

(3) The “Example” table under “FUND FEES AND EXPENSES” of the Prospectus is deleted in its entirety and replaced with the following:

EXAMPLE

	1 Year	3 Years	5 Years	10 Years
Class A Shares
You Would Pay the Following Expenses Based on the Imposition of the 4.50% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$117	$256	$387	$687
Class I Shares
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$68	$201	$330	$629

(4) The first paragraph under the section entitled “Investment Management Fee” under “MANAGEMENT OF THE FUND” of the Prospectus is deleted in its entirety and replaced with the following:

Investment Management Fee

The Fund pays to the Investment Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Investment Adviser to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Investment Adviser a monthly Investment Management Fee equal to 1.05% on an annualized basis of the Fund’s average daily NAV during the month, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Adviser for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Adviser for that month.

(5) The third paragraph under the section entitled “The Investment Adviser” under “INVESTMENT MANAGEMENT AND OTHER SERVICES” of the SAI is deleted in its entirety and replaced with the following:

Pursuant to the Investment Management Agreement, the Fund pays the Investment Adviser a monthly investment management fee (“Investment Management Fee”) equal to 1.05% on an annualized basis of the Fund’s average daily net assets during the month, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Adviser before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Adviser for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Adviser for that month. The Investment Management Fee will be computed as of the last day of each month, and is due and payable in arrears within ten (10) business days after the end of the month.

Please retain this Supplement for future reference.